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Writer’s Direct Contact 212.468.8179 APinedo@mofo.com

July 19, 2010

Ms. Kate Tillan
Staff Accountant
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

RE:	BioMimetic Therapeutics, Inc.
Form 10-K for the fiscal year ended December 31, 2009
Filed March 12, 2010
Form 10-Q for the quarterly period ended March 31, 2010
File No. 000-51934

Ladies and Gentlemen:

On behalf of our client, BioMimetic Therapeutics, Inc., a Delaware corporation (the “Company”), transmitted herewith are responses to the Staff’s comments to the Company’s Annual Report on Form 10-K for the year ended December 31, 2009 (the “Form 10-K”) and the Company’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2010 (the “Form 10-Q”), which comments were set forth in the Staff’s letter to the Company dated July 16, 2010 (the “Comment Letter”) addressed to Larry Bullock, the Company’s Chief Financial Officer.

For ease of reference, we have noted the Staff’s comments in bold faced type and the responses in regular type.

Form 10-K for the fiscal year ended December 31, 2009

Purchase and Supply Obligations, page 24

1.           We note your response to prior comment 1.  Please file as exhibits the amended agreements with Kensey Nash.  If you intend to submit a request for confidential treatment, then see Rule 24b-2.

Response: The Company notes the Staff’s comment.  The Company intends to file an amendment to the Form 10-K (the “Form 10-K/A”) in response to previous comments by the Staff set forth in a letter dated June 29, 2010.  The Company intends to file the amended agreements with the Form 10-K/A.  The Company will submit a request for confidential treatment with respect to the amended agreements.

Item 9A, Controls and Procedures, page 79

Management’s Report on Internal Control Over Financial Reporting, page 79

2.           We note your proposed disclosure regarding your officers’ conclusions about the effectiveness of the Company’s internal control over financial reporting.  While you are not required to include the definition of internal control over financial reporting in your conclusion, when you do, all of the language that appears following the word “effective” in your conclusion must be consistent with and not modify the language that appears in the definition of “internal control over financial reporting” set forth in Rule 13a-15(f) of the Exchange Act.  Alternatively, you may remove that definition.

Response: The Company intends to remove the definition of “internal control over financial reporting” from the revised Item 9A that will be included in the Form 10-K/A.

Consolidated Financial Statements

Consolidated Statements of Operations, page F-4

3.           We acknowledge your response to prior comments 13, 14 and 15 related to royalty and sublicense revenue and expense.  We understand from your response that royalty and sublicense revenue and expenses are not related.  With a view toward transparency, in future filings please verify that your descriptions of royalty and sublicense revenue and expense throughout your Form 10-K, such as on pages 25, 28, 70 and 72, clarify that separate nature of the independent transactions and are consistent with your description in the notes to the financial statements.

Response: The Company respectfully notes the Staff’s comment and intends to modify its disclosure in future filings in response to this comment.

Representations

4.           We note that your acknowledgements were included in a letter signed by your counsel.  Please provide a letter from management with the three acknowledgements in the form previously requested.

Response: A letter signed by the Company’s Chief Financial Officer is enclosed with this response letter.

*           *           *

Please call the undersigned at the telephone number set forth above or Joseph Magnas at 212.336.4170 with any question or comment you may have regarding the responses set forth herein.  In addition, please send all written correspondence directly to the undersigned and Joseph Magnas of Morrison & Foerster LLP, 1290 Avenue of the Americas, New York, New York 10104, telecopy 212.468.7900, with copies to Samuel Lynch and Larry Bullock, the Company’s President and Chief Executive Officer and Chief Financial Officer at 389 Nichol Mill Lane, Franklin, TN 37067, telecopy 615.844.1281.

Sincerely,

/s/ Anna T. Pinedo

cc:	Larry Bullock
Samuel Lynch
Earl Douglas